NO ACT

DC
PE
1-28-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041727

Received SEC

MAR 07 2008

Washington, DC 20549

March 7, 2008

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2008

Re: Schering-Plough Corporation
Incoming letter dated January 28, 2008

Dear Mr. Dye:

This is in response to your letters dated January 28, 2008 and February 1, 2008 concerning the shareholder proposal submitted to Schering-Plough by William Steiner. We also have received letters on the proponent's behalf dated January 31, 2008 and February 5, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)

January 28, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2008 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by William Steiner, with John Chevedden acting as his proxy (together, the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2008 proxy materials in reliance on Rules 14a-8(i)(3) and (i)(2).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, are attached as Exhibit 1.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibits. Copies of this letter and the exhibits are also being provided simultaneously to the Proponent.

The Company currently intends to file definitive copies of the proxy materials with the Commission on or about April 18, 2008.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders."

REASONS FOR EXCLUSION

A. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludible under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Staff Legal Bulletin No. 14B* (September 15, 2004).

The staff has consistently deemed a proposal to be impermissibly vague or indefinite where the proposal calls for the company to adopt, consider or abide by a standard or set of guidelines established by a third party without describing the substantive provisions of the standard or guidelines. See, e.g., *Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting that management prepare a report based upon the "Global Reporting Initiative" guidelines where the proposal did not contain a description of the guidelines); *Johnson & Johnson* (February 7, 2003) (permitting exclusion of a proposal requesting adoption of the Glass Ceiling Commission's business recommendations where the proposal did not contain a description of the recommendations). Indeed, the staff has previously considered a proposal substantially similar to the Proposal and permitted its exclusion under Rule 14a-8(i)(3). In *The Boeing Company* (February 10, 2004), the staff considered a proposal (also submitted by John Chevedden) requesting that the company's board of directors amend the company's bylaws to require than an independent director serve as chairman of the board of directors, with the definition of independence to be based on the definition established by the Council of Institutional Investors ("CII"). In concurring that the proposal could be excluded under Rule 14a-8(i)(3), the staff indicated that the proposal was vague and indefinite because it failed to describe CII's definition of "independent director" and therefore shareholders would not know with any certainty what actions the proposal would require.

The Proposal is substantially similar to, and contains the same flaw as, the Proponent's prior proposal that was considered by the staff in *Boeing.* The Proposal recommends appointment of a lead director who is independent as determined under "the standard set by the Council of Institutional Investors." The Proposal also appears to require that the lead director be appointed solely by a vote of directors who also are independent under the CII's definition. As was the case in *Boeing*, the Proposal makes no attempt to describe CII's definition of independence, leaving shareholders with no understanding of the independence standard that would govern a director's eligibility to serve as lead director or to participate in the appointment of a lead director. Moreover, because the Proposal neither describes CII's standard nor fixes the applicable standard based on CII's *current* standard, the Proposal would require the lead director, and the directors who appoint the lead director, to meet whatever standard CII may choose to adopt in the future. Because that standard may change from time to time, without any input from or notice to the Company or its shareholders, shareholders could not possibly know what standard of independence they are being asked to approve. And, if the Proposal were adopted, the Company would have to reassess the independence of directors each time CII chose to amend its definition of independence, possibly leading to the appointment of a new lead director or ratification of a prior appointment by a different group of directors.

The omission of a description of CII's standard of independence (attached as Exhibit 2) has the potential to significantly mislead investors, who may conclude, incorrectly, that the standard is the same independence standard already applicable to the Company's directors under the New York Stock Exchange ("NYSE") listing standards (attached as Exhibit 3) and the Company's own categorical standards of independence as set forth in the Company's Corporate Governance Guidelines (attached as Exhibit 4), which are referred to in the Company's proxy statement as required by Item 407(a)(2) of Regulation S-K. In fact, the CII's current standard is significantly more stringent than the independence standards currently applicable to the Company's directors.

Section 303A.02(b)(ii) of the NYSE Listed Company Manual provides that a director is not independent if the director or a member of the director's immediate family has received more than $100,000 in direct compensation from the company during any twelve-month period within the past three years (other than compensation for services as a director and pension or similar payments resulting from prior employment by the company). Under the comparable provision of the CII's standard of independence (Section (d)), a director will not be considered independent if the director or a relative of the director *paid to or* received from the company *or an executive officer or any affiliate of the company*, pursuant to a personal contract with the company, more than *$50,000 in the past five years*. The CII standard therefore disqualifies a director based on lesser payments, to a broader category of persons (i.e., including executive officers and affiliates of the company), over a longer period of time, and also disqualifies a director based on payments made by, not just to, the director and family members.

Similarly, neither the NYSE rules nor the Company's Corporate Governance Guidelines treat Company contributions to a charitable organization with which a director is affiliated as a bar to independence. Instead, the Company's Corporate Governance Guidelines provide (in Section (e)) that, if a director is an executive officer or employee of a charitable organization, or member of the director's immediate family is an executive officer of a charitable organization, and the Company contributes to the organization an amount that, in any single fiscal year, exceeds the greater of $500,000 or 2% of the organization's gross revenues, the Company will disclose the payments in its proxy statement. CII's standard of independence, in contrast, provides that a director will not be considered independent if the director or a relative of the director has been, at any time during the past five years, an employee or director of a foundation, university or other non-profit organization that (i) received from the company, or from executive officers or affiliates of the company, grants or endowments exceeding the lesser of $100,000 or 1% of the organization's total annual donations or (ii) was a direct beneficiary of *any* donation to such an organization.

CII's current standard of independence not only establishes more bases on which a director is automatically disqualified as independent, but also provides for a longer "look back" period for identifying disqualifying relationships. While the CII standard provides for a five-year look back period from the date the independence determination is made, the NYSE rules provide for a three-year look back period, and the Company's Corporate Governance Guidelines provide for a three-year look back period with respect to certain relationships and a four-year look back period for other relationships.

Because the Proposal fails to provide shareholders a description of CII's standard of independence, the Company's shareholders would have no way of knowing that the standard they are being asked to approve is different from, and significantly more restrictive than, the independence requirements already applicable to the Company's directors under the NYSE listing standards and the Company's Corporate Governance Guidelines, and therefore would result in yet another set of independence criteria that would have to be satisfied by the contemplated lead director and those directors eligible to appoint him or her. In addition, shareholders can not possibly know whether and how CII may change its definition of independence in the future.

The applicable independence standard is the core of the Proposal and clearly would be material to a shareholder's determination whether to vote for or against the Proposal. The ostensible purpose of the Proposal is to provide greater "independent" oversight of management, as noted by the statement in the supporting statement that "[a] key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including [the Company's] CEO." Accordingly, it is essential that shareholders understand the meaning of "independence" as used in the Proposal so that they can assess whether the lead director would in fact provide "independent oversight" as contemplated by the Proposal. Because the Proposal fails to provide any information from which shareholders could derive such an understanding, and would establish a definition of independence that may change over time as CII amends its standard, shareholders would not know with any certainty the nature of the action they are being asked to approve, and therefore the Proposal is impermissibly vague and indefinite.

The Proposal is clearly distinguishable from the proposal considered by the staff in *Clear Channel Communications, Inc.* (February 15, 2006), which requested that the company's board of directors amend the compensation committee charter to provide that the committee be composed solely of "independent" directors. Unlike the Proposal, the proposal in *Clear Channel* included a clear definition of independence, stating that, "for purposes of this proposal an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, and who also: (1) is not or has not been, or whose relative is or in the past 5 years has not been, employed by the corporation or employed by, or a director of, an affiliate; and (2) complies with

Sections (b)-(h) of the Council of Institutional Investors Definition of Directors Independence as found on its website at: http://www.cii.org/policies/ind_dir_defn.html."

Because the proposal in *Clear Channel* included a clear definition of the independence standard that shareholders were being asked to approve, the proposal was deemed not to be excludable under Rule 14a-8(i)(3). The Proposal, in contrast, merely refers to CII's standard of independence, without including a summary definition or even a reference to the website where CII's standard can be located. Nor does the Proposal fix the definition of independence based on CII's current standard, with the result that shareholders can not know what standard would be applicable to future independence determinations. Accordingly, the Proposal is similar to those the staff deemed excludable in the *Boeing*, *Smithfield* and *Johnson & Johnson* letters discussed above and is excludable under Rule 14a-8(i)3).

B. <u>Rule 14a-8(i)(2) – The Proposal, if Implemented, Would Cause the Company to Violate State Law</u>

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of New Jersey. As more fully described in the opinion of the New Jersey law firm of McCarter & English, LLP, attached as <u>Exhibit 5</u>, implementation of the Proposal would cause the Company to violate Section 14A:6-1(1) of the New Jersey Business Corporation Act (the "Act") by improperly transferring from the entire board of directors to a single director, the Independent Lead Director, authority to manage the business and affairs of the Company, particularly the authority to determine what information is to be supplied to the board of directors and to establish the agenda and schedules for meetings of the board of directors.

Although the Proposal is precatory in that it "requests" that the Company's board of directors adopt a bylaw, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See *Pennzoil Corporation* (March 22, 1993) and *Badger Paper Mills, Inc.* (March 15, 2000).

The Proposal Improperly Delegates the Authority to Manage the Business and Affairs of the Company to a Single Director

Section 14A:6-1(1) of the Act provides that the business and affairs of a New Jersey corporation are to be managed by or under the direction of the board of directors, "except as in this [A]ct or in its certificate of incorporation otherwise provided." Nothing in the Company's certificate of incorporation limits the ability of the Company's board of directors in managing and overseeing the business and affairs of the Company. Courts interpreting this provision of the Act have determined that the scope of the board's power under New Jersey law must be construed broadly. See *Brooks v. Standard Oil Company*, 308 F. Supp. 810, 814 (S.D.N.Y 1969).

The Proposal, if implemented, would empower a single director, the Independent Lead Director, to approve all "information sent to the board," "meeting agendas for the board," and "[board] meeting schedules." In the opinion of McCarter & English, LLP, however, Section 14A:6-1(1) implicitly reserves to the board of directors as a whole the power and responsibility to determine the information to be supplied to the board and to establish meeting agendas and schedules. The effect of the Proposal would be to vest in one director the responsibility for approving and, by negative implication, the power to veto, the inclusion of items on the agenda for consideration by the board of directors. For items included on the agenda, the Proposal would vest in that director authority to determine the information the board would receive in connection with its consideration of each item on the agenda and the amount of time the board would spend considering each item. These extraordinary powers would allow the Independent Lead Director, acting alone, to exercise the oversight function vested by New Jersey law in the full board of directors. The Proponent's intentions are clear from the supporting statement, which states that "[a] key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management . . ." However, by seeking to transfer the powers of the full board to a single director, the Proposal usurps the board's authority to oversee the management of the business and affairs of the Company in violation of Section 14A:6-1(1) of the Act.

In the opinion of McCarter & English, LLP, the Proposal would violate the Act even if the Proposal were interpreted as calling for the board's appointment of a one-member committee of the board of directors to serve as Independent Lead Director. Section 14A:6-9 of the Act provides that the board, if authorized by the certificate of incorporation or bylaws, may appoint from among its members one or more committees, each consisting of one or more directors, and that a duly appointed committee "shall have and may exercise all of the authority of the board . . . ." Section 14A:6-9 also provides, however, that any committee so appointed must be appointed "by resolution adopted by a majority of the entire board." The Proposal, however, would require that the Independent Lead Director be "elected by and from the independent board members." Because a committee elected solely by the independent directors, rather than by the full board, could not be authorized to perform functions reserved to the board of directors, the Proposal would violate the Act even if the Proposal were interpreted as calling for appointment of a one-member committee of the board.

The by-laws of a New Jersey corporation, whether adopted by the board of directors or shareholders, must conform with the Act. See *Penn-Texas Corp. v. Niles-Bement-Pond Company*, 34 N.J. Super 373,378 (Ch. Div. 1955) ("A by-law or amendment to a by-law which is repugnant to any part of our [Act] is illegal and void. No citation of authority is needed to support this basic principle.") Because implementation of the Proposal would violate New Jersey law, the Proposal is excludable under Rule 14a-8(i)(2).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8 (i)(3) and (i)(2), and we request confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910 and to the Proponent at (310) 371-7872. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: John Chevedden
William Steiner
Grace Lee
Schering-Plough Corporation
Susan Wolf
Schering-Plough Corporation

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Road
Kenilworth, NJ 07033

Rule 14a-8 Proposal

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner (signature)
William Steiner

10/12/07
Date

cc: Susan Wolf <susan.wolf@spcorp.com>
Corporate Secretary
PH: 908 298-4000
PH: 908 298-7354
Fax: 908 298-7653
FX: 908 298-7303, -7082

[SGP: Rule 14a-8 Proposal, November 29, 2007]

3 – Independent Lead Director

Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

We had neither an independent Chairman nor a Lead Director according to The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm.

Please encourage our board to respond positively to this proposal and establish an independent Lead Director to protect shareholders' interests:

Independent Lead Director –
Yes on 3

Notes: .
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

DJF

DISCOUNT BROKERS

Date: 30 Nov 2007

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3800 shares of Schering Plough Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/25/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit 2

Council of Institutional Investors
Standard of Independence

COUNCIL OF INSTITUTIONAL INVESTORS

The Council of Institutional Investors
Corporate Governance Policies

VII. Independent Director Definition

Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareowners' ongoing financial interest because:

— independence is critical to a properly functioning board,

— certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,

— the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareowners or other board members, and,

— while an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Thus, the members of the Council approved the following basic definition of an independent director:

> an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareowners. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent. The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not be considered independent if he or she:

(a) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, joint venture partners and general partners meet the definition of an affiliate, and officers and employees of joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" is an entity that within the last 5 years was party to a "merger of equals" with the corporation or represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

(b) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or **greater-than-20-percent** owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

(c) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation **and either (i) such payments account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year, or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets.** Ownership means beneficial or record ownership, not custodial ownership.

(d) has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

(e) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a *direct* beneficiary of *any* donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

(f) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director **or such relative**;

(g) has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation; or

(h) is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence, and diligence that a prudent person acting in a like capacity would use.

(updated Sept. 18, 2007)

Exhibit 3

New York Stock Exchange Independence Listing Standards

NYSE

LISTED COMPANY MANUAL

Last Modified: 11/03/2004

303A.00 Corporate Governance Standards

303A.02 Independence Tests

In order to tighten the definition of "independent director" for purposes of these standards:

(a) No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

Commentary: It is not possible to anticipate, or explicitly to provide for, all circumstances that might signal potential conflicts of interest, or that might bear on the materiality of a director's relationship to a listed company (references to "company" would include any parent or subsidiary in a consolidated group with the company). Accordingly, it is best that boards making "independence" determinations broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director's relationship with the listed company, the board should consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding.

The identity of the independent directors and the basis for a board determination that a relationship is not material must be disclosed in the listed company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC. In this regard, a board may adopt and disclose categorical standards to assist it in making determinations of independence and may make a general disclosure if a director meets these standards. Any determination of independence for a director who does not meet these standards must be specifically explained. A company must disclose any standard it adopts. It may then make the general statement that the independent directors meet the standards set by the board without detailing particular aspects of the immaterial relationships between individual directors and the company. In the event that a director with a business or other relationship that does not fit within the disclosed standards is determined to be independent, a board must disclose the basis for its determination in the manner described above. This approach provides investors with an adequate means of assessing the quality of a board's independence and its independence determinations while avoiding excessive disclosure of immaterial relationships.

(b) In addition, a director is not independent if:

(i) The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer ,[1] of the listed company.

Commentary: Employment as an interim Chairman or CEO or other executive officer shall not disqualify a director from being considered independent following that employment.

(ii) The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

Commentary: Compensation received by a director for former service as an interim Chairman or CEO or other executive officer need not be considered in determining independence under this test. Compensation received by an immediate family member for service as an employee of the listed company (other than an executive officer) need not be considered in determining independence under this test.

(iii) (A) The director or an immediate family member is a current partner of a firm that is the company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company's audit within that time.

(iv) The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company's compensation committee.

(v) The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

Commentary: In applying the test in Section 303A.02(b)(v), both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the listed company and the director or immediate family member's current employer; a listed company need not consider former employment of the director or immediate family member.

Contributions to tax exempt organizations shall not be considered "payments" for purposes of Section 303A.02(b)(v), provided however that a listed company shall disclose in its annual proxy statement, or if the listed company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC, any such contributions made by the listed company to any tax exempt organization in which any independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year from the listed company to the organization exceeded the greater of $1 million, or 2% of such tax exempt organization's consolidated gross revenues. Listed company boards are reminded of their obligations to consider the materiality of any such relationship in accordance with Section 303A.02(a) above.

General Commentary to Section 303A.02(b): An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. When applying the look-back provisions in Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

In addition, references to the "company" would include any parent or subsidiary in a consolidated group with the company.

[1]For purposes of Section 303A, the term "executive officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934.

Transition Rule. Each of the above standards contains a three-year "look-back" provision. In order to facilitate a smooth transition to the new independence standards, the Exchange will phase in the "look-back" provisions by applying only a one-year look-back for the first year after adoption of these new standards. The three-year look-backs provided for in Section 303A.02(b) will begin to apply only from and after November 4, 2004.

As an example, until November 3, 2004, a listed company need look back only one year when testing compensation under Section 303A.02(b)(ii). Beginning November 4, 2004, however, the listed company would need to look back the full three years provided in Section 303A.02(b)(ii).

Exhibit 4

Schering-Plough
Corporate Governance Guidelines

Schering-Plough Corporation

Corporate Governance Guidelines
(Approved by the Board of Directors on July 10, 2007)

Schering-Plough Corporation is committed to the patients who use our products – through the innovative discovery, development and marketing of new therapies and treatment programs that can improve their health and extend their lives -- while providing solid long-term performance to shareholders. Schering-Plough has long recognized good corporate governance as one key to achieving its commitment, first adopting its Statement of Corporate Director Policies in 1971, which among other things required that a majority of the Board be independent.

Schering-Plough's Vision is "to earn trust every day." These Corporate Governance Guidelines are fundamental to achieving our mission.

Board Composition and Director Qualifications. Directors are recommended for nomination by the Nominating and Corporate Governance Committee and are nominated by the full Board. The Nominating and Corporate Governance Committee annually assesses the needs of the Board and recommends the criteria for selecting new Directors. All nominees must meet the following minimum criteria for Directors:

1. Nominees have the highest ethical character and share the values of Schering-Plough as reflected in the Leader Behaviors: shared accountability and transparency, cross-functional teamwork and collaboration, listening and learning, benchmark and continuously improve, coaching and developing others and business integrity.
2. Nominees are highly accomplished in their respective field, with superior credentials and recognition.
3. The majority of Directors on the Board are required to be independent as required by the New York Stock Exchange listing standards and the more restrictive Schering-Plough Board Independence Standard set forth below.
4. Nominees are selected so that the Board of Directors represents a diversity of expertise in areas needed to foster Schering-Plough's business success, including science, medicine, finance, manufacturing, technology, commercial activities, international affairs, public service, governance and regulatory compliance. Nominees are also selected so that the Board of Directors represents a diversity of personal characteristics, including gender, race, ethnic origin and national background.
5. Nominees must indicate they have the time and commitment to provide energetic and diligent service to Schering-Plough.
6. The Nominating and Corporate Governance Committee considers shareholder nominees for Director and bona fide candidates for nomination that are submitted by other third parties.

Change in Circumstance. Directors offer to resign, and are re-evaluated, when they have changes in employment or Board memberships at other companies. Directors notify the Chair of the Nominating and Corporate Governance Committee in advance of a change in their Committee assignments at other companies.

Schering-Plough Board Independence Standard. If a Director is to be classified as independent, he or she must meet the independence requirements in the New York Stock Exchange corporate governance listing standards and the following, more restrictive categorical standard, called the "Schering-Plough Board Independence Standard":

1. A Director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, Schering-Plough for property which, in any single fiscal year, exceeds the greater of $500,000 or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

2. Directors are independent of any particular constituency and are able to represent all shareholders of Schering-Plough.

3. In the event that a Director is an executive officer or an employee, or his/her immediate family member is an executive officer, of a charitable organization that receives payments from Schering-Plough which, in any single fiscal year, exceed the greater of $500,000 or 2% of the charitable organization's gross revenues, such payments will be disclosed in the proxy statement.

4. A Director who was, or whose immediate family member was:
    a. an executive officer of Schering-Plough, or
    b. affiliated with or employed by the independent auditor, or
    c. an executive officer of another company where any of Schering-Plough's current executives serve on that company's compensation committee

    will not be independent until four years after the end of such relationship.

In this Standard, "immediate family" shall have the meaning provided in the New York Stock Exchange corporate governance listing standards (general commentary to Section 303A.02(b)).

All Audit Committee members must meet the above Standard plus the additional independence requirements in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.

Board Function and Director Responsibilities. The Chairman sets the agenda for Board meetings, in consultation with Committee chairs and other Directors as appropriate. The frequency and length of meetings is determined based upon the business to be conducted.

The non-management Directors hold regularly scheduled executive sessions and additional unscheduled executive sessions as desired. An independent Director chairs the executive sessions.

Advance materials are provided before meetings.

The Board takes an active role with senior management regarding strategic planning and business development. All members of senior management participate in portions of meetings of the Board and Committees. Upon request, Directors have access to any employee of Schering-Plough and any of Schering-Plough's information.

The Board retains outside advisors as it deems appropriate.

Director Education. There is an orientation program for new Directors. Ongoing Director education about issues facing Schering-Plough and the industry is provided as needed.

Committee Composition and Function. The Nominating and Corporate Governance Committee recommends to the Board the optimal structure and functions of the standing Committees of the Board, as well as individual Committee assignments. The following standing Committees are comprised solely of independent Directors:

- Audit Committee,
- Compensation Committee, and
- Nominating and Corporate Governance Committee.

The Board has four other standing Committees: the Business Practices Oversight Committee, the Finance Committee, Science and Technology Committee and the Executive Committee.

Each Committee has a charter. The Chair of each Committee sets the agenda and determines the frequency and length of meetings. Each Committee holds executive sessions as required and more frequently as the Committee determines.

Each Committee retains outside advisors as it deems appropriate.

Director Stock Ownership Requirements. Each Director is required to own a minimum of 5,000 shares of Schering-Plough common stock (provided that new Directors shall have three years from the date they are elected to the Board to reach the required minimum). Deferred stock units shall be counted toward the stock ownership requirement.

Board Compensation. The Nominating and Corporate Governance Committee annually reviews Director compensation and makes recommendations to the full Board as to the amount of compensation and the mix of compensation, which may include stock, equity-based awards and/or cash.

Board and Committee Performance Evaluations. The Board and the standing Committees each perform an annual self-evaluation. The Nominating and Corporate Governance Committee provides oversight to ensure that the process is completed each year. That Committee also periodically re-examines these Corporate Governance Guidelines and recommends changes to the Board.

Management Succession. One of the Board's most important functions is ensuring sound management of Schering-Plough. The Compensation Committee assists the Board with succession planning, with special focus on Chief Executive Officer succession.

Compliance and Ethics. The composition and functions of the Board and each Committee meet all requirements of the New York Stock Exchange and other applicable laws and regulations.

The Board has adopted the Schering-Plough Board of Directors Code of Business Conduct and Ethics, which is available on the Schering-Plough website.

The Board and its Committees are responsible for oversight of the processes designed by senior management regarding compliance by all employees, including Officers, with applicable law and the Schering-Plough Global Standards of Business Practices . These Standards articulate Schering-Plough's commitment to ethical standards and to compliance with all applicable laws and regulations. The Standards are available on the Schering-Plough website.

The Board has established the Business Practices Oversight Committee, which has the sole purpose of oversight of non-financial compliance matters.

Schering-Plough's reputation is a valuable asset and compliance programs also stress preservation of reputation and good corporate citizenship, through consideration of the concerns of the patients who use our products, our shareholders, our employees and the communities where our operations are located.

Stock Ownership Requirements for Management. The Compensation Committee of the Board shall establish stock ownership requirements applicable to Executive Officers.

No Repricing without Shareholder Approval. Schering-Plough will not directly or indirectly reprice any stock option unless prior shareholder approval is obtained.

No New Shareholder Rights Plan without Shareholder Approval. Schering-Plough will not adopt a shareholder rights plan in the future unless the plan is submitted to shareholders for approval within 12 months after its adoption.

69360

Exhibit 5

Opinion of
McCarter & English, LLP

McCARTER ENGLISH
ATTORNEYS AT LAW

January 28, 2008

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Independent Lead Director Proposal Submitted By William Steiner

Ladies and Gentlemen:

McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
T: 973-622.4444
F. 973-624-7070
www.mccarter.com

We have acted as special New Jersey counsel to Schering-Plough Corporation., a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner (the "Proponent") which the Proponent intends to present at the Company's 2008 annual meeting of shareholders. In this connection, you have requested our opinion as to certain matters under the New Jersey Business Corporation Act, N.J.S.A. 14A:1-1 et. seq. (the "Business Corporation Act", "Act" or "NJBCA").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company, as amended through September 17, 2007 (the "Certificate"); (ii) the By-Laws of the Company, as amended through June 26, 2007 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

The Proposal

The Proposal reads as follows:

> "Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.
>
> The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.

BOSTON
HARTFORD
NEW YORK
NEWARK
PHILADELPHIA
STAMFORD
WILMINGTON

- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders."

Discussion

You have asked for our opinion as to whether the Proposal, if adopted by the shareholders, would be valid under the Business Corporation Act. In our opinion the Proposal, if adopted by the shareholders, would not be valid under the Business Corporation Act, because the Bylaw amendment which it envisions being adopted by the board of directors would be inconsistent with the Act.

All Bylaws Must Conform with the Act

The bylaws of a New Jersey corporation, whether adopted by its board of directors or shareholders, must conform with the Business Corporation Act. See, *e.g.*, Penn-Texas Corp. v. Niles-Bement-Pond Company, 34 N.J. Super 373, 378 (Ch. Div. 1955):

> "It is fundamental that the corporate structure must be established and managed in conformity with the provisions of the Corporation Act [the predecessor to the Business Corporation Act]. A by-law or amendment to a by-law which is repugnant to any part of our Corporation Act is illegal and void. No citation of authority is needed to support this basic principle."[1]

In Brooks v. Standard Oil Company (New Jersey), 308 F. Supp. 810, 814 (S.D.N.Y. 1969), the District Court held that a shareholder-proposed bylaw which would have directed a New Jersey corporation to intensify its efforts to explore for petroleum reserves under the world's oceans and to encourage the creation of an international regime having jurisdiction over such reserves "is not appropriate for stockholder action" under New Jersey law due to the "very broad" scope of management authority reserved to the board under New Jersey law, and therefore may be excluded from the corporation's proxy statement. Implicit in the court's decision is the finding that the bylaws of a New Jersey corporation may not be inconsistent with the power of the board of directors to manage the business and affairs of the corporation.

---

1 Black's Law Dictionary (8th Edition, 2004) defines "repugnant" to mean "inconsistent or irreconcilable with; contrary or contradictory to." Our use of the term "inconsistent" in this opinion letter is meant to be the equivalent of the term "repugnant" used by the court in the Penn-Texas decision.

We turn, therefore, to consideration of whether the Bylaw amendment which is envisioned by the Proposal meets the standards set forth in the Penn-Texas and Brooks decisions.

Duties of the Board of Directors under the NJBCA

It is a fundamental principle of the Business Corporation Act that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."[2] NJBCA Section 14A:6-1(1). New Jersey courts have held that although the shareholders are the owners of a corporation, the directors are charged with the management of its business and affairs. See In re PSE&G Shareholder Litigation, 315 N.J. Super. 323, 327 (Ch. Div. 1998), aff'd, 173 N.J. 258, 277 (2002) (shareholders challenged the decision of the board of directors not to institute legal proceedings on behalf of the corporation against officers and directors). Furthermore, intrusions in the regular internal affairs of a New Jersey corporation are not regarded with favor by New Jersey courts. RKO Theatres v. Trenton-New Brunswick Theatres Co., 9 N.J. Super. 401, 404 (Ch. Div. 1950) (action for dissolution brought by holders of one-half of the shares). Questions of management policy are left solely to the discretion of the directors, and the shareholders cannot question the acts of the directors so long as they were taken in furtherance of the corporation's purposes, were not unlawful, and were done in the exercise of good faith and honest judgment (otherwise known as the "business judgment rule"). Eliasberg v. Standard Oil Co., 23 N.J. Super. 431, 441 (Ch. Div. 1952), aff'd, 12 N.J. 467 (1953) (suit by shareholder to enjoin corporation from granting stock options to executives). "'Questions of policy of management .... are left solely to the honest decision of the directors, if their powers are without limitation and free from restraint. To hold otherwise would be to substitute the judgment and discretion of others in the place of those determined on by the scheme of incorporation.'" Brooks, supra at 814 (citing Ellerman v. Chicago Junction Ry. Co., 49 N.J. Eq. 217, 232 (N.J. Ch. 1891)). See also Daloisio v. Peninsula Land Co., 43 N.J. Super. 79 (App. Div. 1956) (stockholder challenge to a corporation's failure to complete a purchase of real estate), where it was stated by the court that the business judgment rule protects, among other things, the board's decision as to how best to appropriate corporate funds to advance the corporation's interests.

Delegating to a Single Director the Approval Powers Which Are Contemplated by the Proposal would be Inconsistent with the Act

In our opinion, it is impossible to reconcile the approval powers to be held by the Independent Lead Director, as such powers are described in the Proposal, with Section 14A:6-1(1) of the Act. The new bylaw envisioned by the Proposal, if

2 We have found nothing in the Company's Certificate which limits the directors' ability to manage its business and affairs.

adopted, would give a single director, the Independent Lead Director, the powers to approve all "information sent to the board," "meeting agendas for the board," and "[board] meeting schedules." It is obvious that vesting one director with the ability to approve and, by negative implication, veto such important matters would give that single director broad powers to shape both the content and the timing of the entire board's deliberations.

The power to determine what information is to be supplied to the board, and to set meeting agendas and meeting schedules is, under Section 14A:6-1(1) of the Act and under the Company's Bylaws, reserved to the board of directors as a whole. Section 14A:6-1(1) implicitly gives the board as a whole the power to set its own meeting agendas and schedules, and to request that the officers supply the board with such information as they may request, as part of their overall power and responsibility to manage the business and affairs of the corporation. Section 6-10 of the Act provides that the corporation's bylaws may regulate the place and notice of board meetings. Article V, section 5 of the Bylaws provides that "Regular meetings of the Board of Directors may be held without notice at such places and times as may be fixed from time to time by resolution of the Board of Directors," and Article V, section 6 provides that "Special meetings of the Board of Directors may be held at any time upon the call of the Chairman of the Board of Directors, and shall be called on the written request of at least one-third of the total number of directors then in office."

In contrast to the well-ordered procedures set forth in the Act and the Bylaws, the bylaw envisioned by the Proposal would empower a single director to approve and/or veto meeting schedules, meeting agendas and information requests which a majority of the board of directors may otherwise favor. In our opinion, a bylaw which would reserve these very important powers of the board as a whole to the judgment of a single director, with no provision that the decision of that single director may be modified or overridden by a majority of the board, would be inconsistent with Section 14A:6-1(1) of the Act.

The Independent Lead Director Would Not Constitute a Validly-Appointed Committee of the Board

In examining the legality of the Proposal under the Act, we have considered the possibility that the Proposal might be implemented by the board's appointment of an Independent Lead Director to serve as a committee of the board, consisting of one director, appointed pursuant to Section 14A:6-9 of the Act. We do not believe that this section of the Act would authorize the appointment of an Independent Lead Director with the approval powers envisioned by the Proposal.

Section 14A:6-9 of the Act allows the board, if authorized by the certificate of incorporation or bylaws, to appoint from among its members "an executive committee and one or more other committees, each of which shall have one or more members." That section goes on to provide that "To the extent provided in such resolution, or in the certificate of incorporation or bylaws, each such committee shall have and may exercise all of the authority of the board [subject to certain exceptions]." Section 6-9 explicitly provides that all committees of the board must be appointed by "the board, by resolution adopted by a majority of the entire board." The Bylaws (Article V, Section 9) similarly authorizes "The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, [to] appoint from among its members an Executive Committee and other committees, each consisting of one or more members...."

However, in contrast to Section 6.9 of the Act, the Proposal provides that the Independent Lead Director would be "elected by and from the independent board members", rather than by the Board of Directors as a whole. The Act does not provide for a subset of directors to have the power to appoint committees of the Board. Therefore, the Independent Lead Director would not constitute a validly appointed committee of the Board.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Bylaw amendment contemplated by the Proposal, if adopted by the shareholders, would not be valid under the New Jersey Business Corporation Act because it would be inconsistent with the management powers vested in the Board of Directors by Section 6-1 of the Act.

We are admitted to practice law in the state of New Jersey. The foregoing opinion is limited to New Jersey law. We have not considered and we express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

McCarter & English, LLP

McCarter & English, LLP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 31, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
William Steiner

Ladies and Gentlemen:

The company's January 28, 2008 no action request purported precedents imply that the Glass Ceiling Commission's business recommendations and the Global Reporting Initiative guidelines are of the same concern and understanding to investors as standards of director independence.

The company stretches to claim without a reason that the specified Council of Institutional Investors standard of independence could be confused with another standard of independence that is not even mentioned in the resolution. The company then devotes 5 paragraphs to this stretch, starting at the end of page 3.

The company "no way of knowing" argument fails to note that just as it encourages its shareholders to access proxy materials via electronic access, that these same shareholders can easily access the widely-known Council of Institutional Shareholders core definition of independence via the Internet. The following quote is from the 2007 company proxy (bold added after the heading):

> **Electronic Access to Proxy Materials and Financial Report**
> This proxy statement, the 2006 financial report to shareholders and the company overview are available on Schering-Plough's website at www.schering-plough.com. **You can save Schering-Plough postage and printing expense by consenting to access these documents over the internet.** If you consent, you will receive notice next year when these documents are available with instructions on how to view them and submit voting instructions. If you are a shareholder of record, you may sign up for this service by logging onto the internet at https://www.giveconsent.com/sgp. If you hold your shares through a bank, broker or other holder of record, contact the record holder for information regarding electronic delivery of materials. Your consent to electronic delivery will remain in effect until you revoke it. If you choose electronic delivery, you may incur costs, such as telephone and internet access charges, for which you are responsible.

The company fails to note that more than 80% of its shares are held by institutional shareholders, who already know the core definition of independence by the Council of Institutional Investors or who are most capable of locating it within minutes.

The company does not provide any information on any purported history of change of the core definition of independence by the Council of Institutional Investors.

The company fails to take into consideration that the internet access of its shareholders is probably at an all-time high. The company makes no comparison of the internet usage of its shareholders currently, as measured by its own internet voting, compared to internet usage on the dates of the company's' purported precedents.

Nonetheless the company summarizes its argument as "shareholders would have no way of knowing" about the standard they are being asked to approve.

Additionally the company has not provided any historical information that a term that a few shareholders might not be familiar with will create a mad dash for their yes-votes after the company advises them to vote no.

The company essentially argues that if a small minority of shareholders might not fully understand a term in an otherwise clear proposal, then all shareholders should be held back and excluded from voting on the topic.

The company outside opinion, if valid, would outlaw lead directors for New Jersey corporations. The company has not provided any evidence on whether or not there are any remaining Jersey corporations with lead directors, based on the foundation of the outside opinion.

According to The Corporate Library, accessed at
http://www.boardanalyst.com/companies/custom/company_profile.asp?CompID=13680
James G. Cullen is the lead director of a major New Jersey corporation, Johnson & Johnson (JNJ).

The company does not address a logical conclusion of its argument that could bind the company position in knots, that the Chairman of a New Jersey corporation would be outlawed from approving information sent to board members. It would seem that under the outside opinion concept of New Jersey corporate law, the entire board would need to have a meeting before each meeting to determine which information would be provided to directors prior to each meeting.

The company does not address another logical conclusion of its argument, that every director of a New Jersey corporation would be compelled to cast a vote on every item at every meeting attended even if there is a clear conflict of interest.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner

Susan Wolf <susan.wolf@spcorp.com>

HOGAN &
HARTSON

RECEIVED

2008 FEB -1 PM 5: 13

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

February 1, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by John Chevedden on Behalf of William Steiner

Ladies and Gentlemen:

I am writing on behalf of Schering-Plough Corporation to respond to the letter sent to the staff by John Chevedden, acting as proxy for William Steiner (the "Proponent"), expressing disagreement with our conclusion that the Proponent's shareholder proposal (the "Proposal") is excludable from Schering-Plough's 2008 proxy materials under Rules 14a-8(i)(2) and (i)(3). We have considered the arguments advanced by the Proponent, and we continue to believe that the Proposal is excludable on both grounds.

The Proposal seeks an amendment to Schering-Plough's bylaws to require that Schering-Plough have an independent lead director who meets "[t]he standard of independence . . . set by the Council of Institutional Investors." The Proposal neither sets forth the Council's independence standard nor directs shareholders to where the standard may be found. For this reason, shareholders would not be able to determine with any reasonable certainty what the Proponent's proposed by-law would require Schering-Plough or its board of directors to do. As we explained in our prior letter, we believe the omission of a description of the proposed independence standard renders the Proposal vague and indefinite and therefore excludable under Rule 14a-8(i)(3).

The Proponent appears to agree that an understanding of the Council's independence standard is critical to making an informed judgment about the merits of his Proposal, but he argues that the Proposal does not need to provide that understanding because most of Schering-Plough's common stock is held by institutional investors "who already know the core definition of independence by the Council of Institutional Investors or who are capable of locating it within minutes." The Proponent's statement articulates exactly Schering-Plough's concern--a material aspect of the Proposal cannot be understood absent reference to a third party source that is not provided by the Proponent.

A proposal is vague and indefinite if shareholders can not determine its meaning and consider its merits based on information provided within the four corners of the proposal. Where shareholders must resort to outside sources to gain an understanding of a proposal, at a minimum the proposal must provide some direction to where the information may be found. The Proponent asserts that most of Schering-Plough's shareholders have access to the internet and therefore can be expected to find the Council's independence standard on their own, but the Proposal does not even provide shareholders with an internet address at which the Council's standard may be found. The complete absence of any guidance regarding the Council's independence standard or where it might be found burdens shareholders with the responsibility to research the meaning of the Proposal, using whatever resources may be available to them. Because the Proposal does not provide this essential information or at least make it accessible to shareholders, the Proposal is impermissibly vague and indefinite.

For these reasons as well as those set forth in our original letter, we respectfully renew our request for the staff's concurrence that Schering-Plough may exclude the Proposal from its 2008 proxy materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3) under the Securities Exchange Act of 1934.

If you have any questions or need additional information, please free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by fax at (202) 637-5910 and to the Proponent by fax at (310) 371-7872.

Sincerely,

Alan L. Dye

cc: John Chevedden
Grace K. Lee
Susan Ellen Wolf

\\\DC - 069895/000004 - 2676220 v2

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 5, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
William Steiner

Ladies and Gentlemen:

A key point of the company February 1, 2008 supplement is that the company does not contest the following core text of the January 31, 2008 shareholder letter:

The company's January 28, 2008 no action request purported precedents imply that the Glass Ceiling Commission's business recommendations and the Global Reporting Initiative guidelines are of the same concern and understanding to investors as standards of director independence.

The company stretches to claim without a reason that the specified Council of Institutional Investors standard of independence could be confused with another standard of independence that is not even mentioned in the resolution. The company then devotes 5 paragraphs to this stretch, starting at the end of page 3.

The company "no way of knowing" argument fails to note that just as it encourages its shareholders to access proxy materials via electronic access, that these same shareholders can easily access the widely-known Council of Institutional Shareholders core definition of independence via the Internet. The following quote is from the 2007 company proxy (bold added after the heading):

> **Electronic Access to Proxy Materials and Financial Report**
> This proxy statement, the 2006 financial report to shareholders and the company overview are available on Schering-Plough's website at www.schering-plough.com. **You can save Schering-Plough postage and printing expense by consenting to access these documents over the internet.** If you consent, you will receive notice next year when these documents are available with instructions on how to view them and submit voting instructions. If you are a shareholder of record, you may sign up for this service by logging onto the internet at https://www.giveconsent.com/sgp. If you hold your shares through a bank, broker or other holder of record, contact the record holder for information regarding electronic delivery of materials. Your consent to electronic delivery will remain in effect until you revoke it. If you choose electronic delivery, you may incur costs, such as telephone and internet access charges, for which you are responsible.

The company fails to note that more than 80% of its shares are held by institutional shareholders, who already know the core definition of independence by the Council of Institutional Investors or who are most capable of locating it within minutes.

The company does not provide any information on any purported history of change of the core definition of independence by the Council of Institutional Investors.

The company fails to take into consideration that the internet access of its shareholders is probably at an all-time high. The company makes no comparison of the internet usage of its shareholders currently, as measured by its own internet voting, compared to internet usage on the dates of the company's' purported precedents.

Nonetheless the company summarizes its argument as "shareholders would have no way of knowing" about the standard they are being asked to approve.

Additionally the company has not provided any historical information that a term that a few shareholders might not be familiar with will create a mad dash for their yes-votes after the company advises them to vote no.

The company essentially argues that if a small minority of shareholders might not fully understand a term in an otherwise clear proposal, then all shareholders should be held back and excluded from voting on the topic.

The company outside opinion, if valid, would outlaw lead directors for New Jersey corporations. The company has not provided any evidence on whether or not there are any remaining Jersey corporations with lead directors, based on the foundation of the outside opinion.

According to The Corporate Library, accessed at
http://www.boardanalyst.com/companies/custom/company_profile.asp?CompID=13680
James G. Cullen is the lead director of a major New Jersey corporation, Johnson & Johnson (JNJ).

The company does not address a logical conclusion of its argument that could bind the company position in knots, that the Chairman of a New Jersey corporation would be outlawed from approving information sent to board members. It would seem that under the outside opinion concept of New Jersey corporate law, the entire board would need to have a meeting before each meeting to determine which information would be provided to directors prior to each meeting.

The company does not address another logical conclusion of its argument, that every director of a New Jersey corporation would be compelled to cast a vote on every item at every meeting attended even if there is a clear conflict of interest.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 31, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner

Susan Wolf <susan.wolf@spcorp.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Schering-Plough Corporation
Incoming letter dated January 28, 2008

The proposal requests that the board adopt a bylaw to provide for an independent lead director, using the standard of independence set by the Council of Institutional Investors.

There appears to be some basis for your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Schering-Plough omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Schering-Plough relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END